State Street Institutional Investment Trust
P.O. Box 5049
Boston, Massachusetts 02206

State Street Equity 500 Index Fund (“Equity 500 Fund”)1
State Street Equity 400 Index Fund (“Equity 400 Fund”)
State Street Equity 2000 Index Fund (“Equity 2000 Fund”)
State Street Aggregate Bond Index Fund (“Aggregate Bond Fund”)
State Street Institutional Limited Duration Bond Fund (“Limited Duration Bond Fund”)
State Street Institutional Liquid Reserves Fund (“ILR Fund”)2
State Street Institutional Short-Term Tax Exempt Bond Fund (“Short-Term Tax Exempt Bond Fund”)
State Street Institutional U.S. Government Money Market Fund (“U.S. Government Fund”)2
State Street Institutional Tax Free Money Market Fund (“Tax Free Fund”)2
State Street Institutional Treasury Money Market Fund (“Treasury Fund”)2
State Street Institutional Treasury Plus Money Market Fund (“Treasury Plus Fund”)2

Via EDGAR Correspondence

April 29, 2010

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Institutional Investment Trust (“Registrant”), SEC File No. 333-30810 and 811-09819, Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. DiStefano:

We are writing in response to comments you provided telephonically to David James, Brian Poole and Thomas Lisi on Monday, April 5, 2010 with respect to the Amendment.  The Amendment was filed with the Securities and Exchange Commission (“SEC”) on February 25, 2010, and included the prospectuses (the “Prospectuses”) and statement of additional information (the “SAI”) for the above named funds (the “Funds”), each an existing series of the Registrant, and the classes, as noted (the “Classes”).  On behalf of the Registrant, we have set out below the SEC staff’s comments on each of the above named documents, along with our responses.

1.           Comment:  Each Prospectus contains a section entitled “Fund Summaries” or “Fund Summary” preceding the summary section. As this section is neither required nor permitted by Form N-1A, please delete it from each Prospectus.

Response:  We have deleted the section as requested.

2.           Comment:  Under the section entitled “Investment Objective” in the Prospectuses for ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund and Treasury Plus Fund, please delete the sentence “There is no assurance that the Fund will be able to maintain a stable NAV per share, and you could lose money by investing in the Fund.” This information is discussed in the “Principal Investment Risks” section.

1 Administrative Shares, R Shares and Service Class
2 Institutional Class, Investment Class and Service Class

Response:  We have deleted the disclosure as requested.

3.           Comment:  Under the section entitled “Investment Objective” in the Prospectuses for the following Funds, similar disclosure (shown below) is included:

ILR Fund: “The Investment Objective of the ILR Fund as stated above may be changed without shareholder approval.”

Tax Free Fund: “The Investment Objective of the Tax Free Fund as stated above is fundamental and may not be changed without shareholder approval.”

U.S. Government Fund: “The Investment Objective of the U.S. Government Fund as stated above may be changed without shareholder approval.”

Treasury Fund: “The Investment Objective of the Treasury Fund as stated above may be changed without shareholder approval.”

Treasury Plus Fund: “The Investment Objective of the Treasury Plus Fund as stated above may be changed without shareholder approval.”

Short-Term Tax Exempt Bond: “The investment objective of the Fund as stated above is fundamental, which means that it may not be changed without shareholder approval.”

Please move this disclosure to the Item 9 response for each Fund.

Response:  We have relocated the disclosure as requested.

4.           Comment:  Under the section entitled “Investment Objective” in the Prospectuses for the following Funds, similar disclosure (shown below) is included:

Equity 400 Index Fund: The Fund seeks to achieve its investment objective by investing substantially all of its investable assets in the State Street Equity 400 Index Portfolio (the “Equity 400 Index Portfolio” or sometimes referred to in context as the “Portfolio”) of the State Street Master Funds that has the same investment objective as, and investment policies that are substantially similar to those of, the Fund. In reviewing the investment objective and policies of the Fund below, you should assume that the investment objective and policies of the Portfolio are the same in all material respects as those of the Fund. There is no assurance that the Fund will achieve its investment objective.

Limited Duration Bond Fund: The Fund seeks to achieve its investment objective by investing substantially all of its investable assets in the State Street Limited Duration Bond Portfolio (the “Limited Duration Bond Portfolio” or sometimes referred to in context as the “Portfolio”) of State Street Master Funds, which has the same investment objective as, and investment policies that are substantially similar to those of, the Fund. The Adviser is the investment adviser to the Portfolio. There is no assurance that the Fund will achieve its investment objective.

Please move this disclosure to the Item 9 response for each Fund.

Response:  We have relocated the disclosure as requested. In addition, we have restored the following information to the “Investment Objective” for Limited Duration Bond Fund, which was inadvertently omitted from the 485(a) filing: “The State Street Institutional Limited Duration Bond Fund (the “Fund”) is a mutual fund whose investment objective is to seek high current income and liquidity.”

5.           Comment:  In the section entitled “Fees and Expenses of the Fund” in the Prospectuses for Equity 500 Fund, ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund and Treasury Plus Fund, please delete the references to the names of the Classes of the Funds, as applicable, to conform to the requirements of Item 3 of Form N-1A.

Response:  We have deleted the Class name references as requested.

6.           Comment:  Under the section entitled “Fees and Expenses of the Fund” in the Institutional Class and Investment Class Prospectuses for ILR Fund, U.S. Government Fund and Treasury Plus Fund, and the Prospectus for Short-Term Tax Exempt Bond Fund, the following table format is used (numbers and footnotes omitted):

Management Fees
Other Expenses
Total Annual Fund Operating Expenses
Less Reimbursement
Total Annual Net Operating Expenses

Please conform the fourth and fifth line items to the requirements of Instruction 3(e) to Item 3 of Form N-1A.

Response:  We have modified the table for these Prospectuses as follows (new language underlined; deleted language ~~struckthrough~~; numbers and footnotes omitted):

Management Fees
Other Expenses
Total Annual Fund Operating Expenses
~~Less~~ Fee Waiver and/or Expense Reimbursement
Total Annual ~~Net~~ Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement

7.           Comment:  Under the section entitled “Fees and Expenses of the Fund” in the Institutional Class and Investment Class Prospectuses for ILR Fund, U.S. Government Fund and Treasury Plus Fund, and the Prospectus for Short-Term Tax Exempt Bond Fund, in the footnote disclosing the contractual fee waiver, disclose how the waiver may be terminated.

Response:  The Registrant believes that the contractual nature of each Fund or Class’s fee waiver indicates that it may not be terminated prior to the date indicated in each footnote. However, to clarify the disclosure, we have amended the disclosure to include the following phrase at the end of each footnote:

“; these arrangements may not be terminated prior to that date without the consent of the Board.”

8.           Comment:  Under the section entitled “Fees and Expenses of the Fund: Example” in each Prospectus, the second paragraph under the heading “Example” contains the sentence “The Example also assumes that your investment has a 5% return each year, that all dividends and distributions are reinvested, and that the Fund’s operating expenses remain the same.” Please delete “, that all dividends and distributions are reinvested,” to conform to the requirements of Item 3 of Form N-1A.

Response:  We have deleted the disclosure from each Prospectus as requested.

9.           Comment:  Under the section entitled “Fees and Expenses of the Fund: Example” in the Institutional Class and Investment Class Prospectuses for ILR Fund, U.S. Government Fund and Treasury Plus Fund, and the Prospectus for Short-Term Tax Exempt Bond Fund, the Funds are permitted to disclose the impact of the contractual fee waiver or expense reimbursement agreement on the “1 Year” expenses shown.

Response:  For these Prospectuses, we have revised the disclosure as follows (new language underlined; deleted language ~~struckthrough~~):

“The Example also assumes that your investment has a 5% return each year~~, that all dividends and distributions are reinvested, and~~ that the Fund’s operating expenses remain the same, and that the ‘1 Year’ figure reflects the impact of fee waivers and/or expense reimbursements for the first year, as shown in the ‘Annual Fund Operating Expenses’ table.”

10.           Comment:  Under the section entitled “Principal Investment Strategies” in the Prospectuses for ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund and Treasury Plus Fund, the following disclosure is included: “[T/t]he Portfolio invests in accordance with regulatory requirements applicable to money market funds…” Please provide additional information regarding these requirements.

Response:  We have slightly modified the disclosure as shown below.  Many of the requirements of Rule 2a-7 are very technical and we believe that a discussion of these requirements would require expansive disclosure to be complete or would be confusing if treated only in a summary manner.  Consequently, we have attempted with the revised disclosure to highlight the important requirements of Rule 2a-7 while presenting the disclosure in accessible, concise language.  A shareholder that seeks a more extensive discussion of these requirements may refer to the SAI.

New language underlined:

“[T/t]he Portfolio invests in accordance with regulatory requirements applicable to money market funds, which require, among other things, the Portfolio to invest only in debt obligations of high quality and with short maturities, to limit the level of investment in any single issuer, and to maintain a high level of portfolio liquidity.”

11.           Comment: Under the section entitled “Principal Investment Strategies” in the Prospectuses for ILR Fund, the following disclosure is included: “Under normal market conditions, the Portfolio intends to invest more than 25% of its total assets in bank obligations.” Please change “intends to” to “will.”

Response: We understand that historically the SEC has taken the position that freedom of action statements regarding the concentration of investments in a particular group or industry are considered to be prohibited by Section 8(b)(1) under the Investment Company Act of 1940, as amended.  However, we also understand that historically the SEC has allowed money market funds to reserve freedom of action regarding the concentration of their investments in government securities and certain bank instruments if the fund’s statement of additional information (“SAI”) contained disclosure concerning the type and nature of the various instruments in which the fund intends to invest and the criteria used by the fund in evaluating and selecting such investments.

Because the ILR Fund’s (i) freedom of action disclosure regarding the concentration of its investments is limited to bank obligations and (ii) SAI contains disclosure concerning the type and nature of the various instruments in which the fund intends to invest and the criteria used by the fund in evaluating and selecting such investments, the Registrant respectfully declines to make the requested disclosure modification.

12.           Comment: Under the section entitled “Principal Investment Strategies” in the Prospectuses for Treasury Fund, if the Fund is required to have an 80% investment test, please disclose it here.

Response: We have modified the disclosure as follows (new language underlined; deleted language ~~struckthrough~~):

“The Treasury Portfolio attempts to meet its investment objective by investing at least 80% of its net assets ~~principally~~ in U.S. Treasury bills, notes and bonds (which are direct obligations of the U.S. government) ~~and repurchase agreements backed by such securities~~. Under normal conditions, the Portfolio will invest substantially all of its assets in such securities. The Portfolio also may invest in shares of other money market funds, including funds advised by the Portfolio’s investment adviser.”

13.          Comment: Under the section entitled “Principal Investment Risks” in the Prospectuses for Tax Free Fund, if the Fund invests in securities exempt from the alternative minimum tax, please disclose that here.

Response: We have modified the disclosure as shown below (new language underlined):

“The Tax Free Portfolio has a fundamental policy of investing at least 80% of its net assets (plus borrowings, if any) in federal tax-exempt, high quality, short-term municipal securities of all types. The Portfolio generally invests all of its assets in instruments exempt from ordinary federal income tax. The Portfolio may not invest more than 20% of its net assets in federally taxable money market instruments (including those subject to the federal alternative minimum tax), including securities issued by or guaranteed as to principal and interest by the U.S. government or its agencies and instrumentalities, as well as certificates of deposit, commercial paper and repurchase agreements. The Portfolio may buy or sell securities on a when-issued or forward commitment basis.”

14.          Comment: Under the section entitled “Principal Investment Risks” in the Prospectuses for ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund and Treasury Plus Fund, the following disclosure appears: “Please refer to ‘Additional Information About Principal Risks of Investing in the Funds and Portfolios’ in the Prospectus for further details.” Please delete this disclosure.

Response: We have deleted the disclosure as requested.

15.          Comment: Under the section “Principal Investment Risks” in the Prospectuses for ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund and Treasury Plus Fund, the following disclosure appears at the end of each section: “The [name of] Fund may not achieve its objective and you could lose money by investing in the Fund. An investment in the Fund is not a deposit with a bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.” As this disclosure is addressed in the “Principal Investment Risks” section for each Fund and is also disclosed on the cover of each Prospectus, it is not necessary to repeat it here.

Response: We have deleted the disclosure from these Prospectuses as suggested.

16.          Comment: Under the section “Performance” in the Prospectuses for Equity 500 Fund, ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund and Short-Term Tax Exempt Bond, the “Average Annual Total Returns” charts contain columns labeled “Past 1-Year” and, for some Funds, “Past 5-Year.” Please delete the word “Past” from these labels.

Response: We have modified the heading labels as requested.

17.          Comment: Under the section “Tax Information” in each Prospectus, please edit the disclosure to conform to the requirements of Item 7 of Form N-1A.

Response: We have replaced the existing disclosure with the versions that appear below.

All Funds except Tax Free Fund and Short-Term Tax Exempt Bond Fund:

“The Fund intends to make distributions that may be taxed as ordinary income or capital gains.”

Tax Free Fund and Short-Term Tax Exempt Bond Fund”

“The Fund intends to distribute tax-exempt income. However, a portion of the Fund’s distributions may be subject to federal income tax.”

18.          Comment: Under the section “Purchase and Sale of Fund Shares” in all Prospectuses, please delete the underlined heading “Written Requests and Wire Transfers.”

Response: We have deleted the heading from each Prospectus as requested.

19.          Comment: Under the section “Purchase and Sale of Fund Shares” in all Prospectuses, please add disclosure regarding a shareholder’s ability to redeem shares on any day a Fund is open for business.

Response: We have added the following sentence under the “Purchase Minimums” information in each Prospectus:

“You may redeem Fund shares on any day the Fund is open for business.”

20.          Comment: Under the section “Purchase and Sale of Fund Shares” in all Prospectuses, please delete the underlined heading “Through Brokers, Banks and Other Financial Intermediaries.”

Response: We have deleted the heading from each Prospectus as requested.

21.          Comment: Under the section “Payments to Brokers, Banks and Other Financial Intermediaries” in all Prospectuses, please modify the disclosure to indicate that banks are included in the category of “financial intermediaries.”

 Response: We have modified the disclosure as follows (new language underlined; deleted language ~~struckthrough~~):

“Payments to Brokers~~, Banks~~ and Other Financial Intermediaries

If you purchase the Fund through a broker~~, bank~~ or other financial intermediary (such as a bank), the Fund and its affiliates may pay the intermediary for the sale of Fund shares and related services.  These payments may create a conflict of interest by influencing the broker~~, bank~~ or other intermediary and your salesperson to recommend the Fund over another investment.  Ask your salesperson or visit your financial intermediary’s Website for more information.”

22.          Comment: Item 9 requires each Fund to discuss both principal risks and strategies; if the Funds have provided complete descriptions of principal risks and strategies in the “Summary” sections, please repeat those risks and strategies pursuant to the Item 9 response.

Response: Each Fund has provided a complete description of its principal investment strategies in its summary section. Page 18 of the adopting release for the amendments to Form N-1A states that “[i]nformation included in the summary section need not be repeated elsewhere in the prospectus.” In addition, General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.”  The Registrant believes that each Fund’s Item 4 and 9 disclosures, as filed in the Amendment, are responsive to the Form N-1A and the related instructions and the adopting release.  We expressed our position during discussions with the SEC Staff regarding this comment and it appears that the SEC Staff’s position is different than what is stated in General Instruction 3(a).  Despite the fact that Registrant believes its current disclosure in the Amendment is responsive, the Registrant will restate, pursuant to the SEC Staff’s verbal request, each Fund’s investment objective and principal investment strategies in Item 9.

23.          Comment: In the section entitled “Additional Information About Principal Risks of Investing in the Fund and Portfolios” of the Prospectuses for ILR Fund, “Mortgage-Backed and Asset-Backed Securities Risk” is listed as a principal risk, but there was no apparent corresponding strategy in the “Principal Investment Strategies” section.

Response: We have modified the disclosure to delete references to mortgage-backed securities.

24.          Comment: The Prospectuses for ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund, Treasury Plus Fund, Short-Term Tax Exempt Bond Fund and Limited Duration Bond Fund include a section entitled “Additional Information about the Funds’ and Portfolios’ Investment Strategies and Risks” or “Additional Information about the Fund’s and Portfolio’s Investment Strategies and Risks”. Are these sections intended to be non-principal? If so, please label the sections as non-principal.

Response: We have modified the section titles as follows (new language underlined):

“Additional Information about the Funds’ and Portfolios’ Non-Principal Investment Strategies and Risks”

“Additional Information about the Fund’s and Portfolio’s Non-Principal Investment Strategies and Risks”

25.          Comment: In the section entitled “Additional Information about the Fund’s and Portfolio’s Investment Strategies and Risks” of the Prospectus for Short-Term Tax Exempt Bond Fund, disclosure is included regarding “Portfolio Duration.” Please add the first sentence of this disclosure to the Fund’s summary section under “Principal Investment Strategies’.

Response: We have modified the disclosure as requested.

26.           Comment: In the section entitled “Shareholder Information” of the Prospectuses for ILR Fund, Tax Free Fund, U.S. Government Fund, Treasury Fund and Treasury Plus Fund, in the sub-section “Purchasing Shares,” the disclosure “Purchase orders in good form and payment received the same day by Fed Wire will receive that day’s NAV and will earn dividends declared on the date of purchase” is included. Please describe what “good form” means.

Response: We have modified the disclosure as shown below (new language underlined):

“Purchase orders received in good form (a purchase request is in good form if it meets the requirements implemented from time to time by the Funds’ transfer agent or a Fund, and for new accounts includes submission of a completed and signed application and all documentation necessary to open an account) and payment received the same day by Fed Wire will receive that day’s NAV and will earn dividends declared on the date of purchase.”

27.          Comment: Ticker symbols are not included on the covers of the Prospectuses for Equity 400 Fund, Equity 2000 Fund, Aggregate Bond Index Fund and Limited Duration Bond Fund. Please include the ticker symbols for the Funds on the covers of the Prospectuses.

Response: These Funds have not yet commenced operation. We will obtain ticker symbols and supplement the Funds’ Prospectuses prior to the commencement of operations for each Fund.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received.  These representations are included as an exhibit to this letter.

Very truly yours,

/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company

EXHIBIT

April 28, 2010

Mr. Vince DiStefano
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	State Street Institutional Investment Trust (“Registrant”), SEC File No. 333-30810 and 811-09819, Post-Effective Amendment No. 31 to the Registrant’s Registration Statement on Form N-1A (“Amendment”)

Dear Mr. DiStefano:

In connection with a response being made on behalf of the Registrant to comments you provided with respect to Post-Effective Amendment No. 31 to the Registrant’s registration statement filed on Form N-1A for the Registrant on February 25, 2010 (“Registration Statement”), the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the Registration Statement; and

•	the Registrant may not assert SEC Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and that this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Registrant.

We hope that the foregoing is responsive to your request made on April 5, 2010.  Please do not hesitate to contact the undersigned at 617-662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James
Vice President and Managing Counsel
State Street Bank and Trust Company